Exhibit 99
2017 LETTER TO SHAREHOLDERS

Dear fellow shareholders:

This past year, we began a new chapter in The Eastern Company’s 159-year history.

Acting on our commitment to creating long-term shareholder value, we took an in-depth look at each of our businesses to set priorities for growth, including growth from organic expansion and from acquisitions.  We also implemented a thorough acquisition process and believe we have built a solid pipeline of opportunities.

At the same time, we raised the level of execution at each of our businesses and made selective investments in growth, which are starting to show returns.  We further strengthened our leadership team.  We found exceptional new leaders for our Eberhard Manufacturing and Illinois Lock businesses, who joined us in January of 2017.  We also added Fred DiSanto to our Board of Directors at our 2016 annual shareholders meeting in May.

2016 Results

Together, our businesses delivered solid results in 2016 in the face of challenging conditions in several end markets. While our total sales declined by 5%, to $137.6 million in 2016 from $144.6 million in 2015, sales from new products grew by 4%.  Net income, moreover, increased by 36% to $7.8 million in 2016 from $5.7 million in 2015.  Earnings per share increased to $1.25 in 2016 from $0.92 in 2015.  Eastern generated $17.9 million in free cash flow and a return on invested capital1 of 9.2%, compared $14.5 million and 6.6% in 2015.  We paid our regular dividends of $0.44 per share in 2016.

Our sales decline was primarily attributable to the impact of a weak Class 8 truck market and the continued deterioration of the mining industry in the first part of the year, offset by our efforts to diversify into new hardware and industrial markets and the impact of our investments in Argo EMS.

According to ACT Research, North American Class 8 truck factory shipments declined by 30%, to 227.7 thousand trucks in 2016 from 323.3 thousand trucks in 2015, while Class 4-7 shipments were essentially flat.  During most of the year, the mining industry continued to experience the effects of lower natural gas prices, excess coal inventories and stricter EPA regulations. Natural gas spot prices in 2016 averaged $2.49 per MMBtu, the lowest annual average price since 1999, but increased in the latter part of the year, averaging $3.58 per MMBtu in December.

Despite these challenges, we continued to build on our strengths, working closely with our customers to offer uniquely engineered products that meet their design needs and engineering specifications.  As a result, our Eberhard businesses successfully grew its presence in the off-highway, truck accessories and military markets. Illinois Lock expanded its storage business. Composite Panels Technologies built a pipeline of new customers in the medium duty truck market.  Our businesses also worked on a number of innovative products.  For example, Greenwald Industries developed an EMV compliant payment processing system that is able to authenticate chip-card transactions.

Our earnings in 2016 benefited from lower operating costs, primarily in our China subsidiaries, as well as expense reductions implemented at Frazer & Jones in the early part of the year.  The year-over-year earnings improvement also reflected the avoidance of one-time expenses associated with the 2015 proxy contest.

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1 We define return on invested capital as [tax adjusted EBIT] / [Fixed assets + intangible assets + current assets – current liabilities – cash]

Further in 2016, we froze the pension plan for our salaried employees to protect the benefits under the plan and improve our balance sheet. At the same time, we significantly enhanced our 401(K) plan.

Our Path to Value Creation

We are pleased with Eastern’s performance in 2016, and we believe we can create significant value for shareholders in the future. Our path to achieving this goal has three areas of focus: optimizing our portfolio of businesses, maximizing the performance of our best businesses, and managing our balance sheet.

Eastern runs a number of discrete businesses, which we report in three segments.  To optimize our portfolio, we will continue to invest in the growth of our highest-return businesses and acquire additional high-performing or high-potential businesses. At the same time, we will look for opportunities to divest businesses which cannot generate appropriate returns.

To maximize the performance of our best businesses, we will seek to accelerate top-line growth, increase margins by creating more unique and value-added products for our best customers, and continue to leverage our global supply chain to reduce costs while controlling working capital. In 2016, we introduced several new management processes to help us achieve these objectives.

Finally, we will work to keep our balance sheet strong. We carefully manage our cash, including looking for efficient opportunities to repatriate our overseas cash. We believe that the prudent use of debt represents an appropriate and important way to capitalize on the strength of our balance sheet and our ability to generate cash.  In addition, our decision to freeze the salaried employees pension plan will help us control our pension liabilities.

We believe that focusing on these three areas will generate superior long-term value for our shareholders.

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Looking ahead to the rest of 2017, we believe that our new chapter is gaining momentum, despite increasing uncertainty in the global environment.  Our free cash flow generation and balance sheet remain exceptionally strong. Our investments in growth at Argo Transdata and Composite Panels are bearing fruit. Our new leaders at Eberhard and Illinois Lock are settling into their roles and contributing to the success of our businesses.  We believe that we are well positioned to withstand fluctuations in our end markets and respond to challenges and opportunities that may come our way.

Our success depends on the hard work of everyone at Eastern, and we are proud of their talents and continued commitment.

Yours sincerely,

/s/August M. Vlak
August M. Vlak
President and Chief Executive Officer

/s/James A. Mitarotonda
James A. Mitarotonda
Chairman of the Board